Craig-Hallum Capital Group LLC

222 South Ninth Street, Suite 350

Minneapolis, Minnesota  55402

December 5, 2007

Securities and Exchange Commission	BY EDGAR AND FACSIMILE
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Re:	Titan Machinery Inc.
Registration Statement on Form S-1 (File No. 333-145526)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join Titan Machinery Inc. in requesting that the effective date of the above referenced Registration Statement on Form S-1 be accelerated and that such Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Wednesday, December 5, 2007, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that between November 16, 2007 and November 30, 2007, as of 12:00 noon Eastern Time, the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated November 16, 2007:

FINRA	0
Underwriters	1,658
Dealers	0
Institutions	1,056
Others	0
Total	2,714 Copies

Very truly yours,

CRAIG-HALLUM CAPITAL GROUP LLC
ROBERT W. BAIRD & CO. INCORPORATED

BY:	CRAIG-HALLUM CAPITAL GROUP LLC
As Representative of the Underwriters

/s/	John L. Flood
John L. Flood
Managing Partner